Exhibit  99


PRESS RELEASE                                                       ROSTELECOM

Rostelecom's Board Of Directors Sets Date for the Annual General Shareholders'
           Meeting and Recommends Dividend Payment for 2002

Moscow - April 17, 2003 - Rostelecom (NYSE: ROS; RTS: RTKM), Russia's national long-distance telecommunications operator, today announced that the Board of Directors met on April 15, 2003, to discuss matters related to the Annual General Shareholders' Meeting.

The Board set the date for Rostelecom's Annual General Shareholders Meeting (hereinafter - the AGM) as June 15, 2003 to be held at the business-center "Five seas" (Moscow, Prospect Mira, All-Russian Fairs Center (VVC), pav. 38).

The Board of Directors also set the record date (the date when the list of shareholders entitled to participate in the AGM and to receive dividends for 2002 is composed) of April 28, 2003.

The Board will recommend the following annual dividends for 2002 to the AGM:
o RUR 1.27472 per preferred share. The total amount of dividends to be paid to preferred shareholders will be RUR 309.5 million or 10.0% of 2002 RAS net profit.
o RUR 0.54347 per ordinary share. The total amount of dividends to be paid to ordinary shareholders will be RUR 396 million or 12.8% of 2002 RAS net profit.
o The total amount of dividends for 2002 is expected to be RUR 705.6 million, compared to RUR 379.6 million for 2001, or 86% higher.

The payment schedule will be set by the Board of Directors and announced following the AGM.

Holders of the American Depositary Receipts will receive payment in accordance with the 1:6 ratio of ADR to ordinary shares. ADR holders will receive the dividend in US dollars through their usual financial intermediary.

For more details on the agenda and other issues related to the AGM as well as information on the dividend payment procedures and format, please visit the Corporate Governance section in the Investor Centre on Rostelecom's website at www.rt.ru/en/icenter/administration/meeting/.


For further details please contact

Anna Kareva
Head of IR
Tel.: + 7 095 973 9920
Fax:  + 7 095 787 2850
e-mail: kareva@hq.rt.ru


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Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.